

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 21, 2017

Via E-mail
Mr. Luciano Siani Pires
Chief Financial Officer
Vale S.A.
Avenida das Americas
700 – Bloco 8 – Loja 318
22640 – 100 Rio De Janiero, RJ, Brazil

   Re: Vale S.A.
     Form 20-F for the Year Ended December 31, 2016
     Filed April 11, 2017
     File No. 001-15030

Dear Mr. Pires:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       /s/Craig Arakawa

       Craig Arakawa
       Accounting Branch Chief
       Office of Beverages, Apparel and
       Mining